Hongkong Electric Holdings Ltd
香港電燈集團有限公司

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong.
Telephone: 2843 3111 Telex: HX 73071 Cables: Electric
Facsimile: 2537 1013, 2810 0506 Email: mail@hec.com.hk

Please address correspondence to
PO Box 915, GPO Hong Kong

RECEIVED
2007 JUL -2 P 12:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

20th June 2007

07024835

BY AIR MAIL

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Statement of Particulars of Shareholdings in Non-Subsidiary Companies (Filed with the Hong Kong Companies Registry on 18th June 2007).

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

PROCESSED
JUL 05 2007
THOMSON
FINANCIAL

Enc.
LW/jh

dw 7/2

公司註冊處
Companies Registry

持有非附屬公司股份的資料陳述書
Statement of Particulars of Shareholdings in Non-Subsidiary Companies

(公司條例第 129(5)(b) 及(5A)(b)條)
(Companies Ordinance s. 129(5)(b) & (5A)(b))

表格 Form **AC2**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
Please print in black ink.

公司編號 Company Number

46996

1 公司名稱 Company Name

Hongkong Electric Holdings Limited

2 本陳述書的附表一載列本公司於下述財政年度終結日期持有股份的非附屬公司詳情
The particulars of the Company's shareholdings in companies not being its subsidiaries as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement

財政年度的終結日期
Closing Date of the Financial Year

日 DD	月 MM	年 YYYY
31	12	2006

本陳述書包括 4 頁附表。

This Statement includes 4 page(s) of Schedule.

簽署 Signed :

姓名 Name :

~~董事 Director~~/秘書 Secretary *

日期 Date : 18 June 2007
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Lillian Wong

地址 Address: 44 Kennedy Road,
Hong Kong.

電話 Tel: 2843 3295 傳真 Fax: 2537 1013

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

表格 Form **AC2**

(附表一 Schedule 1)

公司編號 Company Number

46996

公司持有股份的非附屬公司詳情

Particulars of shareholdings in companies not being subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company 股份類別 Class of Share	所持股份的百分率 Percentage of Shares Held (註 Note)
Secan Limited	Hong Kong	Ordinary	20%
Hong Kong Telecommunications Holdings (Malaysian) Limited	Labuan, Malaysia	Ordinary	33.33%
Hong Kong Telecommunications Holdings (Australia) Limited	Australia	Ordinary	33.33%
Silk Telecom Pty Limited	Australia	Ordinary	33.33%
Silk Telecom (WA) Pty Limited	Australia	Ordinary	33.33%
CHES Networks Pty Limited	Australia	Ordinary	33.33%
CKI/HEI Energy Holdings Pty Limited	Australia	Ordinary	50%
HEI Spark Holdings No. One Limited	Bahamas	Ordinary	27.38%
CHEDHA Holdings Pty Limited	Australia	Ordinary	27.93%
CKI Power Development Pty Limited	Labuan, continued to Bahamas, then continued to Australia	Ordinary	27.93%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50%, in which case it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

公司持有股份的非附屬公司詳情
Particulars of shareholdings in companies not being subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company	
		股份類別 Class of Share	所持股份的百分率 Percentage of Shares Held (註 Note)
HEI Power Development Pty Limited	Labuan, continued to Bahamas, then continued to Australia	Ordinary	27.93%
HEI Power Distribution Pty Limited	Labuan, continued to Bahamas, then continued to Australia	Ordinary	27.93%
CKI Power Distribution Pty Limited	Labuan, continued to Bahamas, then continued to Australia	Ordinary	27.93%
CKI/HEI Power Holdings Pty Limited	Labuan, continued to Bahamas, then continued to Australia	Ordinary	27.93%
CKI/HEI Electricity Assignment Pty Limited	BVI, Continued to Australia	Ordinary	27.93%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50%, in which case it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司持有股份的非附屬公司詳情
Particulars of shareholdings in companies not being subsidiaries

公司名稱 Company Name	成立為法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company 股份類別 Class of Share	所持股份的百分率 Percentage of Shares Held (註 Note)
Ratchaburi Power Company Limited	Thailand	Ordinary	25%
ETSA Utilities Finance Pty Limited	Australia	Ordinary	27.93%
Utilities Management Pty Limited	Australia	Ordinary	27.93%
CKI/HEI Electricity Distribution Holdings (Australia) Pty Limited	Australia	Ordinary	27.93%
CKI/HEI Electricity Distribution Two Pty Limited	Australia	Ordinary	27.93%
CKI/HEI Electricity Distribution (Services) Pty Limited	Australia	Ordinary	27.93%
CKI/HEI Electricity Distribution Pty Limited	Australia	Ordinary	27.93%
Citipower I Pty Limited	Australia	Ordinary	27.93%
Citipower II Pty Limited	Australia	Ordinary	27.93%
Marregon (No. 2) Pty Limited	Australia	Ordinary	27.93%
Citipower Pty	Australia	Ordinary	27.93%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50%, in which case it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **AC2**

(附表一 Schedule 1)

公司編號 Company Number

46996

公司持有股份的非附屬公司詳情
Particulars of shareholdings in companies not being subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company	
		股份類別 Class of Share	所持股份的百分率 Percentage of Shares Held (註 Note)
Marregon Pty Limited	Australia	Ordinary	27.93%
Powercor Pty Limited	Australia	Ordinary	27.93%
Powercor Australia LLC	U. S. A.	Ordinary	27.93%
Powercor Australia Holdings Pty Limited	Australia	Ordinary	27.93%
Powercor Australia Limited	Australia	Ordinary	27.93%
ETSA FRC Pty Ltd	Australia	Ordinary	27.93%
ETSA Ancillary Pty Ltd	Australia	Ordinary	27.93%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50%, in which case it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

END